UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No.2 – Exit Filing)*
Secoo Holding Limited
(Name of Issuer)

Class A ordinary shares, $0.001 par value American Depositary Share, each two representing one Class A ordinary share, $0.001 par value **
(Title of Class of Securities)

81367P101***
(CUSIP Number)

October 13, 2023
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The American Depositary Shares, each two representing one Class A ordinary share, $0.001 par value, were separately registered on a registration statement on Form F-6 (Registration No. 333-220420).

*** The CUSIP number applies to the American Depositary Shares each two representing one Class A ordinary share, $0.0001 par value. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81367P101	Page 2 of 11 Pages

1	Name of Reporting Person: CMC Galaxy Holdings Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81367P101	Page 3 of 11 Pages

1	Name of Reporting Person: CMC Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81367P101	Page 4 of 11 Pages

1	Name of Reporting Person: CMC Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81367P101	Page 5 of 11 Pages

1	Name of Reporting Person: CMC Capital Partners GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81367P101	Page 6 of 11 Pages

1	Name of Reporting Person: LaConfiance Investments Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81367P101	Page 7 of 11 Pages

1	Name of Reporting Person: LeBonheur Holdings Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81367P101	Page 8 of 11 Pages

1	Name of Reporting Person: Brilliant Spark Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81367P101	Page 9 of 11 Pages

1	Name of Reporting Person: Ruigang Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 81367P101	Page 10 of 11 Pages

SCHEDULE 13G/A

This Amendment No.2 to the Schedule 13G (“Amendment No.2”) relating to Secoo Holding Limited (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2018, as amended on February 14, 2022 (the “Schedule 13G”). This Amendment No.2 is the final amendment to the Schedule 13G and is an exit filing.

Item 1(a)	Name of Issuer: Secoo Holding Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices: 21/F, Block D, Wantong Center, No.A 6 Chaowai Street, Chaoyang District, Beijing 100027, People’s Republic of China

Item 2(a)

Name of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

CMC Galaxy Holdings Ltd

CMC Capital Partners, L.P.

CMC Capital Partners GP, L.P.

CMC Capital Partners GP, Ltd.

LaConfiance Investments Ltd

LeBonheur Holdings Ltd

Brilliant Spark Holdings Limited

Ruigang Li

Item 2(b)

Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

c/o CMC Capital Partners HK Limited

Suite 302, 3/F., Cheung Kong Centre,

No. 2 Queen’s Road

Central, Hong Kong

Item 2(c)

Citizenship:

The citizenship of each Reporting Person is as follows:

CMC Galaxy Holdings Ltd - Cayman Islands

CMC Capital Partners, L.P. - Cayman Islands

CMC Capital Partners GP, L.P. - Cayman Islands

CMC Capital Partners GP, Ltd. - Cayman Islands

LaConfiance Investments Ltd - British Virgin Islands

LeBonheur Holdings Ltd - British Virgin Islands

Brilliant Spark Holdings Limited - British Virgin Islands

Ruigang Li - People’s Republic of China

Item 2(d)	Title of Class of Securities: Class A Ordinary Shares, $0.001 par value

Item 2(e)	CUSIP Number: 81367P101 (American depository shares)

CUSIP No. 81367P101	Page 11 of 11 Pages

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K)

Item 4

Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-9 and 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5

Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. 81367P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

CMC GALAXY HOLDINGS LTD

By:	/s/ Han Gao
Name:	Han Gao
Title:	Authorized Signatory

CMC CAPITAL PARTNERS, L.P.
Acting by CMC Capital Partners GP, L.P., its general partner
Acting by CMC Capital Partners GP, Ltd., its general partner

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

CMC CAPITAL PARTNERS GP, L.P.
Acting by CMC Capital Partners GP, Ltd., its general partner

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

CMC CAPITAL PARTNERS GP, LTD.

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

LACONFIANCE INVESTMENTS LTD

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

LEBONHEUR HOLDINGS LTD

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

BRILLIANT SPARK HOLDINGS LIMITED

By:	/s/ Ruigang Li
Name:	Ruigang Li
Title:	Director

RUIGANG LI

By:	/s/ Ruigang Li
Ruigang Li, Individually

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Joint Filing Agreement